July 13, 2023

VIA EDGAR TRANSMISSION

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer O’Brien and Raj Rajan

Re:          TotalEnergies SE

Form 20-F for Fiscal Year Ended December 31, 2022

Filed March 24, 2023

File No. 001-10888

Dear Ms. O’Brien and Mr. Rajan:

This letter is in response to the letter dated June 16, 2023, from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, relating to the above-referenced Annual Report on Form 20-F (the “Form 20-F”).

The Staff’s comments are set forth below in bold, followed by the Company’s responses to the comments.

Please note that the “Company,” “TotalEnergies,” “we” or “our” refers to TotalEnergies SE, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 20-F. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects, page 2

1. We note your statement on page (i) that the Annual Report and the Universal Registration Document 2022 contain certain measures that are not defined by GAAP. However, we also note that you have not specifically identified or labeled each non-GAAP measure accordingly within this Item. Where applicable, please revise your presentation to clearly identify and label each non-GAAP measure, including any required disclosures, in order to fully comply with Item 10(e) of Regulation S-K or tell us why such disclosure is not required.

We acknowledge the Staff’s comment and confirm that in future filings, we will better identify, label and define each non-GAAP measure, provide the reasons why management believes these non-GAAP financial measures are useful to investors, present the most directly comparable GAAP measures with equal or greater prominence than the non-GAAP measures, and include a reconciliation to the most directly comparable GAAP measure. In particular, we will develop the existing reconciliation tables presented in the Form 20-F (see page 5) by adding reconciliation tables for Adjusted net operating income, Adjusted net income, Capital employed used in Return on Average Capital Employed (ROACE), and Net debt used in Gearing.

As a preliminary comment, management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items. In particular, concerning the inventory valuation effect, management uses the replacement cost method that approximates the LIFO (Last-In, First-Out) method, which is a feature of US GAAP. Therefore, by applying the replacement cost method, which is commonly used in the Oil & Gas industry, adjusted financial indicators can facilitate the comparability of the Company’s performance with those of its main competitors that report under US GAAP.

The following reflects the revised disclosures for the non-GAAP financial measures in our future filings, and in particular in the Annual Report on Form 20-F for year-end 2023:

•	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies.

•	Adjusted operating income is a non-GAAP financial measure and its most comparable IFRS measure is Operating income. Adjusted operating income refers to Operating income less adjustment items. Operating income refers to Net operating income before Net income (loss) from equity affiliates and other items and Tax on net operating income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understand its operating trends, by removing the impact of non-operational results and special items.

•	Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net income. Adjusted net operating income refers to Net operating income less adjustment items. Net operating income refers to Net income before net cost of net debt, i.e., cost of net debt net of its tax effects. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the return on capital employed (ROACE) as explained below.

•	Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as operating cash flow before working capital changes and without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. By exception, DACF at segment level excludes financial charges except those related to leases. This sub-indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically generated by the segment once we have excluded financial charges, except those related to leases.

•	Operating cash flow before working capital changes is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated Gas and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

•	Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Operating cash flow before working capital changes minus net investments. Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, excluding organic loan repayment from equity affiliates and excluding capex linked to capitalized leasing contracts. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for organic investments and net acquisitions (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

•	Free cash flow after organic investments, without net asset sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after organic investments, without net asset sales refers to Operating cash flow before working capital changes minus organic investments. Organic investments refer to net investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for organic investments.

•	Adjusted net income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net income. Adjusted net income refers to net income less adjustment items to net income. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

•	Return on Average Capital Employed (ROACE) is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of Net operating income to average capital employed between the beginning and the end of the period. ROACE is the ratio of adjusted net operating income to average capital employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s capital employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

•	Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to Equity + Net debt excluding leases. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

2. In addition to the above, please revise to provide a statement disclosing the reason(s) why management believes that the presentation of each non-GAAP measure provides useful information to investors regarding your financial condition and results of operations and the additional purposes, if any, for which management uses the non-GAAP financial measure. In this regard, we note you include a single statement, which indicates that presentation of this information “is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis.” It does not appear that this statement adequately explains why each individual non-GAAP measure is considered useful. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

We acknowledge the Staff’s comment and confirm that, in future filings, we will improve our disclosures to clearly provide a statement disclosing the reason(s) why management believes that the presentation of each non-GAAP measure provides useful information to investors regarding our financial condition and results of operations and the additional purposes, if any, for which management uses the non-GAAP financial measure.

Please see our response to comment 1 for our proposed disclosures.

5.2 TotalEnergies results 2020-2022

3. We note the reconciliation under this heading begins with the non-GAAP measure labeled ‘Operating cash flow before working capital changes w/o financial charges (DACF),’ which appears to give undue prominence to this non-GAAP measure. Please revise this reconciliation so that it presents the most directly comparable GAAP measure, cash flow from operating activities, first and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 102.10(b) of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We acknowledge the Staff’s comment and confirm that, in future filings, we will present the GAAP measures with equal or greater prominence than the non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K as mentioned in our responses to comment 1 and comment 2.

The following reflects the revised reconciliation table:

Cash Flow

in millions of dollars	2022	2021	2020
Cash flow from operating activities	47,367	30,410	14,803
Less (Increase) decrease in working capital	2,831	188	753
Less Inventory effect	501	1,796	(1,440)
Less Capital gain from renewable project sales	(64)	(89)	(96)
Less Organic loan repayments from equity affiliates	(1,630)	(626)	(111)
= Operating cash flow before working capital changes ( a )	45,729	29,140	15,697
Financial charges	(1,296)	(1,520)	(1,938)
Operating cash flow before working capital changes w/o financial charges (DACF)	47,025	30,660	17,635
Organic investments ( b )	11,852	12,675	10,339
Free cash flow after organic investments, w/o net asset sales ( a - b )	33,877	16,465	5,358
Net investments ( c )	16,303	13,307	12,989
Net cash flow ( a - c )	29,426	15,833	2,708

5.3 Business segment reporting, page 9

4. We note you present multiple segment performance measures for each segment here. Considering comment 6 below, please disclose the single measure of segment profitability for each reportable segment as required by IFRS 8, paragraph 23. It appears that your presentation of additional segment performance measures could be considered non-GAAP financial measures that are subject to the provisions of Item 10(e) of Regulation S-K. Refer to Question 104.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and revise to provide the disclosures required by Item 10(e) of Regulation S-K or tell us why they are not required.

We confirm that, as discussed in our response to comment 6, Adjusted operating income, Adjusted net operating income and ROACE are the measures of segment profitability for each reportable segment.

We respectfully note to the Staff that we believe these financial measures at segment level are not non-GAAP financial measures based on Question 104.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, because such financial measures are measures reported to the main operational decision-making body of TotalEnergies, namely the Executive Committee, for purposes of making decisions about allocating resources to the segment and assessing its performance. Indeed, the intent is to present information similar to that of a full income statement, permitting investors to better understand how the Company’s operating segments generate income, as well as the detailed Capital employed used in ROACE similar to that of a full balance sheet. Additionally, we provided reconciliations of these financial measures in Note 3 starting from page F-25 as required by IFRS 8. Please also see our response to comment 6.

5. We note you discuss the non-GAAP financial measure ‘operating cash flow before working capital changes without financial charges (DACF)’ for each segment here. Please revise to provide a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP and the disclosures required by Item 10(e) of Regulation S-K for each segment.

We acknowledge the Staff’s comment and confirm that, in future filings, we will provide a reconciliation of DACF to the most directly comparable financial measure “Cash flow from operating activities” for each segment.

The following reflects the reconciliation table for each segment. In future filings, the reconciliation tables will take into account the new segment Integrated Power:

5.3.1 integrated Gas, Renewables & Power (iGRP) segment

in millions of dollars	2022	2021	2020
Cash flow from operating activities	9,670	827	2,129
Less (Increase) decrease in working capital	484	(4,617)	(1,074)
Less Inventory effect	-	-	-
Less Capital gain from renewable project sales	(64)	(89)	(96)
Less Organic loan repayments from equity affiliates	(1,504)	(591)	(119)
= Operating cash flow before working capital changes w/o financial charges (DACF)	10,754	6,124	3,418

5.3.2 Exploration & Production segment

in millions of dollars	2022	2021	2020
Cash flow from operating activities	27,654	22,009	9,922
Less (Increase) decrease in working capital	1,596	(3,331)	245
Less Inventory effect	-	-	-
Less Capital gain from renewable project sales	-	-	-
Less Organic loan repayments from equity affiliates	(22)	(39)	(7)
= Operating cash flow before working capital changes w/o financial charges (DACF)	26,080	18,717	9,684

5.3.3 Refining & Chemicals segment

in millions of dollars	2022	2021	2020
Cash flow from operating activities	8,663	6,473	2,438
Less (Increase) decrease in working capital	823	2,041	1,189
Less Inventory effect	240	1,481	(1,244)
Less Capital gain from renewable project sales	-	-	-
Less Organic loan repayments from equity affiliates	(104)	5	21
= Operating cash flow before working capital changes w/o financial charges (DACF)	7,704	2,946	2,472

5.3.4 Marketing & Services segment

in millions of dollars	2022	2021	2020
Cash flow from operating activities	3,124	2,333	2,101
Less (Increase) decrease in working capital	498	(538)	123
Less Inventory effect	261	315	(196)
Less Capital gain from renewable project sales	-	-	-
Less Organic loan repayments from equity affiliates	-	-	(6)
= Operating cash flow before working capital changes w/o financial charges (DACF)	2,365	2,556	2,180

Financial Statements

Notes to the Consolidated Financial Statements

Note 3 Business segment information, page F-23

6. We note that ‘Operating income’ is identified in this note as a “measure used to evaluate operating performance.” However, we also note your disclosure on page 9 that you measure performance at the segment level on the basis of adjusted net operating income. Please explain the reasons for presenting multiple segment performance measures such as, operating income, net operating income, adjusted operating income, adjusted net operating income, ROACE and adjusted net income here. Please disclose the single measure of segment profitability for each reportable segment as required by IFRS 8, paragraph 23, and revise your disclosures consistent with the guidance in IFRS 8, paragraph 26. In this regard, please note that if the chief operating decision maker uses more than one measure of an operating segment’s profit or loss, the segment’s assets or the segment’s liabilities, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements. Please revise accordingly.

We acknowledge the Staff’s comment.

As disclosed at the beginning of Note 3 on page F-23, “Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.” Internal segment information communicated to the Executive Committee includes a detailed income statement for each segment with the Executive Committee focusing its review primarily on Adjusted operating income and Adjusted net operating income, together with ROACE. The presentation of multiple measures is also based on management consideration that such measures are equally consistent with the underlying IFRS amounts.

We believe that IFRS 8, paragraph 23, when requiring a measure of profit or loss for each reportable segment, does not preclude the disclosure of additional performance measures when they may assist investors to better understand how the Company’s operating segments generate income, which is confirmed by IFRS 8, paragraph 26.

In addition, IFRS 8, paragraph 26 provides that measures of performance reported under IFRS 8 should be measured as close as possible to GAAP measures. The intent is to present information similar to that of a full income statement, permitting investors to better understand how the Company’s operating segments generate income.

Furthermore, IFRS 8, paragraph 28 requires reconciliations of segment measures to IFRS reported numbers. In compliance with IFRS 8, paragraphs 26 and 28, we provide reconciliations from segment performance measures to IFRS measures (please see Note 3 starting from page F-25).

7. Please revise to include a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker. Refer to IFRS 8, paragraph 23. In addition, revise to provide the related reconciliations in accordance with IFRS 8, paragraphs 28(c) and 28(d), or tell us why they are not required.

The Company respectfully advises the Staff that a measure of total assets and liabilities for each reportable segment is not regularly reported to the chief operating decision maker (i.e., the Executive Committee) and therefore the segmental assets and liabilities disclosure that would otherwise be required by paragraphs 23, 28(c) and 28(d) of IFRS 8 is not applicable.

Please direct questions regarding this response to me at +33(0)1 41 35 51 77.

Sincerely,

/s/ JEAN-PIERRE SBRAIRE
Jean-Pierre Sbraire
Chief Financial Officer

cc:   Aurélien Hamelle, General Counsel, TotalEnergies SE

Ryan Lynch, Latham & Watkins LLP

Roberto Luis Reyes Gaskin, Latham & Watkins LLP